Exhibit 99.1

 PRESS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

BROOKFIELD RENEWABLE ANNOUNCES FINAL RESULTS OF EXCHANGE OFFER AND INTENTION TO TAKE UP CLASS A PREFERENCE SHARES, SERIES 5 OF BROOKFIELD RENEWABLE POWER PREFERRED EQUITY INC.

BROOKFIELD, News, February 9, 2016 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) ("Brookfield Renewable") today announced that as of 5:00 p.m. (Toronto Time) on February 8, 2016, a total of 2,885,496 Class A Preference Shares, Series 5 of Brookfield Renewable Power Preferred Equity Inc. (TSX:BRF.PR.E) (the "Series 5 Preferred Shares") were validly tendered to its offer to exchange each issued and outstanding Series 5 Preferred Share for one newly issued Class A Preferred Limited Partnership Unit, Series 5 of Brookfield Renewable (the "Exchange Offer"). The Series 5 Preferred Shares tendered to the Exchange Offer represent approximately 41.22% of the issued and outstanding Series 5 Preferred Shares.
As all conditions of the Exchange Offer have been satisfied, Brookfield Renewable intends to take up and pay for the Series 5 Preferred Shares tendered to the Exchange Offer by issuing a book entry only certificate representing 2,885,496 Class A Preferred Limited Partnership Units, Series 5 of Brookfield Renewable (the "Series 5 Preferred Units") in registered form to CDS Clearing and Depository Services Inc. The Series 5 Preferred Units are expected to be issued and commence trading on the Toronto Stock Exchange under the symbol "BEP.PR.E" on or about February 11, 2016. Series 5 Preferred Shares not tendered to the Exchange Offer will continue to trade on the Toronto Stock Exchange under the symbol "BRF.PR.E".
This news release shall not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Exchange Offer is not being made to, nor will tenders be accepted from or on behalf of, Series 5 Preferred Shareholders in any jurisdiction in which the making or acceptance of the Exchange Offer would not be in compliance with the laws of such jurisdiction. However, Brookfield Renewable may, in its sole discretion, take such action as it may deem necessary to extend the Exchange Offer to Series 5 Preferred Shareholders in any such jurisdiction. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the benefit of, United States persons, except in certain transactions exempt from registration under the U.S. Securities Act and applicable U.S. state securities laws.

Brookfield Renewable Energy Partners
Brookfield Renewable Energy Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 10,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldrenewable.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable energy company of Brookfield Asset Management, a leading global alternative asset manager with over $225 billion of assets under management.
For more information, please visit our website at www.brookfieldrenewable.com or contact:

Zev Korman Senior Vice President, Investor Relations Tel: (416) 359-1955 Email: zev.korman@brookfieldrenewable.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as "will", "expected", "intend", or variations of such words and phrases. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.